Exhibit 99

[AEGON logo appears here]                                                                                                      [CAM logo appears here]

999594

PRESS RELEASE

CAM AND AEGON HAVE REACHED FINAL AGREEMENT ON STRATEGIC PARTNERSHIP

Caja de Ahorros del Mediterráneo (CAM) and AEGON N.V. have reached final agreement on a strategic partnership. The partners will create a joint venture, which will combine CAM’s significant customer reach through its banking network and AEGON’s expertise in life insurance and pensions. The joint venture will benefit both current and future customers and is expected to become one of the key players in the Spanish life insurance and pensions market.

During the past five years the Spanish life insurance and pensions market has grown strongly and is currently one of the faster growing markets in Europe. Banks have proven to be the preferred intermediary by Spanish customers and have contributed much to the recent growth of the market.

The partnership strengthens CAM’s insurance activities and is in line with the company’s objective to become one of the leading providers of life insurance and pensions in Spain. The partnership is consistent with CAM’s major national expansion plan and diversification strategy, and will enable the company to broaden its product portfolio.

The partnership reflects AEGON’s continued commitment to its long-standing strategy to focus on life insurance and pensions in selected countries offering profitable growth opportunities. The partnership also enables AEGON to expand its existing franchise in the Spanish market.

Roberto López, Managing Director of Caja de Ahorros del Mediterráneo, commented: “The increase in the range of financial products provided through CAM’s branches is part of our overall expansion and diversification strategy, which goes beyond just the opening of new branches. With this partnership CAM will become one of the leaders in bancassurance and will develop into one of Spain’s top financial institutions.”

Donald J. Shepard, Chief Executive Officer and Chairman of the Executive Board of AEGON N.V., said: “We are very pleased to partner with such a professional and respected partner as Caja de Ahorros del Mediterráneo. Combining the strengths of AEGON and CAM, the joint venture is very well positioned to become a leading player in the fast growing Spanish life insurance and pensions market. The exclusive use of CAM’s banking network to sell life insurance complements AEGON’s existing distribution channels in Spain.”

Deal structure

CAM and AEGON have agreed to establish a new Spanish holding company, which will be owned 50.01% by CAM and 49.99% by AEGON. CAM will contribute 100% of its insurance subsidiary Mediterráneo Vida to the holding company and provide exclusive access to its customer base through its network of 851 branches. AEGON will contribute EUR 150 million in cash to the holding company and an additional EUR 250 million in high quality financial assets. At the end of the fifth year, the final valuation of the insurance subsidiary will be determined on the basis of achieved performance and according to a pre-agreed formula.

After the tenth year, parties have agreed to reassess the legal structure in place and both have the right to unwind the holding company without terminating the partnership. If it is decided to unwind the holding company, CAM and AEGON each will own 50 percent of the life insurance company directly. The EUR 250 million in high quality financial assets plus accrued investment income will return to AEGON. The remainder of the assets of the holding company will transfer to CAM.

CAM will consolidate the financial accounts of the holding company.

The partnership is established for a period of 30 years, renewable thereafter.

CAM and AEGON will jointly develop the life business of the joint venture. In 2002 life premiums of Mediterráneo Vida amounted to EUR 574 million. The company will provide a full range of life insurance products and will draw on AEGON’s international expertise in product development, operations and distribution. Management of the life operations will be shared by CAM and AEGON, while CAM will nominate the CEO of the operation.

The partnership is subject to regulatory approval.

About AEGON

AEGON N.V., with its headquarters in the Netherlands, is the holding company of one of the world’s largest listed life insurance groups. The AEGON Group primarily operates in three major markets: the Americas – including the United States and Canada – the Netherlands and the United Kingdom. In addition the Group has operations in a number of other countries, including Spain. Close to 90% of AEGON’s business comprises life insurance, pensions and related savings and investment products. The Group employs about 29,000 people worldwide. For more information, visit the company’s web site at www.aegon.com.

About CAM

CAM, the third-largest savings bank in Spain in terms of profitability and the eighth largest financial group in the country, has a network of 851 offices, which are concentrated in the regions of Valencia, Murcia, Catalonia, the Balearic Islands, the Canaries, Madrid and Andalusia. CAM’s core business is retail banking, which represents 80% of the group’s total assets. For more information, visit the company’s web site at www.cam.es.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

■	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
■	Changes in the performance of financial markets, including emerging markets, including:
■	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
■	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
■	The frequency and severity of insured loss events;
■	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
■	Changes affecting interest rate levels and continuing low interest rate levels;
■	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
■	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
■	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
■	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

■	Acts of God, acts of terrorism and acts of war;
■	Changes in the policies of central banks and/or foreign governments;
■	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
■	Customer responsiveness to both new products and distribution channels;
■	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
■	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Alicante, Spain

The Hague, The Netherlands

January 28, 2004

Inquiries:

AEGON N.V.	CAM
Group Corporate Affairs & Investor Relations	Institutional Relations Director
Carlos Moyano
Media	+34 91 557 91 81
+31 (0)70 344 83 44
Press Office
Analysts and investors	+34 96 590 53 00
NL +31 (0)70 344 83 05
US +1 410 576 45 77

A joint press conference on the strategic partnership will be held this morning at Hotel Villamagna, Paseo de la Castellana 22, Madrid, Spain, at 10.30 CET (09.30 GMT; 4.30 a.m. ET). This press conference will be webcast live on AEGON’s homepage (www.aegon.com).

This press release has also been published in Spanish and in Dutch. In the event of differences of interpretation, the English version will prevail.